UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 1)
Under the Securities Exchange Act of 1934

Papa Murphy’s Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

698814100
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)
☐           Rule 13d-1(c)
☒           Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 698814100	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS LEP Papa Murphy’s Holdings, LLC
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 27-2349094
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	4,398,284
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	4,398,284
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		4,398,284
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		25.9%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

* The percentage of the class was calculated based on 16,949,720 shares of Common Stock of the Issuer outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2015.

CUSIP No. 698814100	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS Thomas H. Lee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	30,697
	6	SHARED VOTING POWER	4,398,284
	7	SOLE DISPOSITIVE POWER	30,697
	8	SHARED DISPOSITIVE POWER	4,398,284
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		4,428,981
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		26.1%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		IN

* The percentage of the class was calculated based on 16,949,720 shares of Common Stock of the Issuer outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2015.

Item 1(a).        Name of Issuer

Papa Murphy’s Holdings, Inc. (the “Issuer”)

Item 1(b).        Address of Issuer's Principal Executive Offices

8000 NE Parkway Drive
Suite 350
Vancouver, W.A. 98662

Item 2.             (a) Name of Person Filing

 Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

LEP Papa Murphy’s Holdings, LLC (“LEP Papa Murphy’s”)
Thomas H. Lee

 (b) Address of Principal Business Office or, if none, Residence

 The business address of LEP Papa Murphy’s and Thomas H. Lee is at LEP Papa Murphy’s offices, 650 Madison Avenue, 21st Floor, New York, N.Y. 10022.

 (c) Citizenship

 LEP Papa Murphy’s is organized in the state of Delaware. Thomas H. Lee is a citizen of the United States of America.

 (d) Title of Class of Securities

 Common Stock, par value $0.01 per share (“Common Stock”)

 (e) CUSIP Number

 698814100

Item 3.             If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐           Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
☐           Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
☐           Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
☐           Investment company registered under section 8 of the Investment Company Act of 1940 (15U.S.C. 80a-8);
☐           An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
☐           An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
☐           A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
☐           A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐           A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
☐           A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
☐           A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.             Ownership

(a)-(c)

Reporting Person	Amount Beneficially Owned	Percent of Class(a)	Number of shares as to which the person has: Sole power to vote or to direct the vote	Number of shares as to which the person has: Shared power to vote or to direct the vote	Number of shares as to which the person has: Sole power to dispose or to direct the disposition of:	Number of shares as to which the person has: Shared power to dispose or to direct the disposition of:
LEP Papa Murphy’s	4,398,284	25.9%	0	4,398,284	0	4,398,284
Thomas H. Lee	4,428,981(b)	26.1%	30,697	4,398,284	30,697	4,398,284

(a) Based upon 16,949,720 shares of Common Stock of the Issuer outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2015.

(b) The members of LEP Papa Murphy’s are Thomas H. Lee, Lee Equity Partners Fund, L.P., a Delaware limited partnership (“Lee Equity”), Lee Equity Strategic Partners Fund, L.P., a Delaware limited Partnership (“Lee Strategic”) and Lee Equity Strategic Partners Fund (Offshore), L.P., a Cayman Islands exempted limited partnership (“Lee Offshore” and, together with Lee Equity and Lee Strategic, the “Lee Equity Funds”). Lee Equity Partners GP, LLC, a Delaware limited liability company, is the general partner of each of the Lee Equity Funds (the “General Partner”). Lee Equity Partners, LLC, a Delaware limited liability company (the “Investment Manager”), is the non-member manager of LEP Papa Murphy’s and serves as the investment manager of the Lee Equity Funds. Thomas H. Lee is the sole managing member of the Investment Manager. Thomas H. Lee is also a managing member of the General Partner, and any action, consent, approval, election, decision or determination of the managing members of the General Partner requires Mr. Lee’s consent. Accordingly, Thomas H. Lee may be deemed to share beneficial ownership of the shares of Common Stock owned directly by LEP Papa Murphy’s.

Item 5.            Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.            Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.            Identification and Classification of the Subsidiary Which Acquired the Security Being
Reported on by the Parent Holding Company or Control Person
      Not Applicable

Item 8.             Identification and Classification of Members of the Group
See Exhibit 2.

Item 9.             Notice of Dissolution of Group
Not Applicable

Item 10.           Certifications
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:    February 2, 2016

LEP PAPA MURPHY’S HOLDINGS, LLC

By:	/s/ Joseph B. Rotberg
Name:	Joseph B. Rotberg
Title:	Chief Financial Officer

THOMAS H. LEE

By:	/s/ Joseph B. Rotberg attorney-in-fact